Hightower Securities, LLC

Statement of Financial Condition and Report of Independent
Registered Public Accounting Firm as of
December 31, 2024

_____

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934.

_____

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SEC FILE NUMBER
008-53560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hightower Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W. Madison Street, Suite 2500
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Karl	312-962-3821	mkarl@hightoweradvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

111 S. Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Karl, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hightower Securtities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Vice President/Finop

[signature]

Notary Public

NOTARY PUBLIC STATE OF OHIO

PAUL R WRIGHT
Notary Public
State of Ohio
My Comm. Expires
April 17, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Financial Statement



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of Hightower Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hightower Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 19, 2025

We have served as the Company's auditor since 2022.

Hightower Securities, LLC

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	8,031,230
Deposits with clearing brokers		725,000
Receivables from clearing brokers		350,594
Fee and brokerage income receivable		159,786
Other assets		287,897
Total assets	$	9,554,507
Liabilities and Member's Equity		
Liabilities		
Due to affiliates	$	1,310,733
Accounts payable and accrued expenses		216,761
Total liabilities		1,527,494
Member's Equity		8,027,013
Total liabilities and member's equity	$	9,554,507

See Notes to Statement of Financial Condition.

Hightower Securities, LLC

Notes to Statement of Financial Condition
December 31, 2024
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Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Hightower Securities, LLC (the Company), an Illinois limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (SEC) under the U.S. Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Hightower Holding, LLC (the Parent).

The Company provides securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to clearing agreements between the Company and its clearing brokers, National Financial Services, LLC, Pershing, LLC, and JP Morgan Securities, LLC., all securities transactions are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company also has other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 which are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to issuer or its agent and not to the Company, and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers.

A summary of the Company's significant accounting policies follows:

Accounting policies: The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of estimates: The preparation of a Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification (ASC) 740, _Income Taxes_. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the Statement of Financial Condition in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

Hightower Securities, LLC

Notes to Statement of Financial Condition
December 31, 2024
_____

Note 1.   Nature of Business and Significant Accounting Policies (continued)

The Company has identified no uncertain tax positions through December 31, 2024, and, accordingly, has not recorded a liability for the payment of any interest or penalties.

The Parent is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2021.

Note 2.   Cash

Cash includes cash in bank accounts at BMO Harris Bank N.A. and cash balances at clearing brokers National Financial Services, LLC, Pershing, LLC and J.P. Morgan Clearing Corp. representing commissions and fees earned and collected by the Company.

Note 3.   Deposits with and Receivables from Clearing Brokers

At December 31, 2024, deposits with clearing brokers includes cash security deposits totaling $725,000 that are required to be maintained in accordance with the Company's clearing broker agreements.

Receivables from clearing brokers consist of amounts due to the Company from its clearing brokers for commissions and fees earned by the Company. A portion of the Company's trades and contracts are cleared through clearing organizations and are settled daily between the clearing organization and the Company. Because of this daily settlement, the Company does not record an allowance for credit losses under ASC 326, *Financial Instruments – Credit Losses*, as the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Hightower Securities, LLC

Notes to Statement of Financial Condition
December 31, 2024

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Note 3.   Deposits with and Receivables from Clearing Brokers (continued)

The following table presents receivables from clearing brokers by clearing broker and balance type.

Receivables from clearing brokers	2024	2023
JP Morgan Securities, LLC		
Money market rebates	$ 254,423	$ 348,474
Other clearing receivables	22,860	14,793
Total JP Morgan Securities, LLC	277,283	363,267
National Financial Services, LLC		
Fees and commissions receivable	48,311	45,234
Trade date adjustment	-	2,300
Total National Financial Services, LLC	48,311	47,534
Pershing, LLC		
Annual cash commitment incentive	25,000	25,000
Total Pershing, LLC	25,000	25,000
Total receivables from clearing brokers	$ 350,594	$ 435,801

Note 4.   Related Parties

Due to affiliates consists of transactions with entities affiliated with the Company through common ownership. The Company has an expense sharing agreement with the Parent which allocates certain services such as rent, professional fees, technology and telecommunication, travel and entertainment, depreciation and other various expenses. The shared expense allocation is based on methodologies in support of regulatory compliance and with growing, operating and servicing the business and its clients. A core element includes allocating expenses and other costs in relation to the number and percentage of accounts being serviced by the Company. As of December 31, 2024, the Company has a payable with the Parent related to these shared expenses of $1,034,665, which is included in due to affiliates on the Statement of Financial Condition.

The Company also has service agreements with the Parent to collect commissions and fees relating to their wealth management practices. Additionally, fees are collected for other affiliated entities through common ownership with the Parent. As of December 31, 2024, the Company has a payable to the Parent relating to the commissions and fees of $219,685 and a payable to other affiliated entities of $56,383, both are included in due to affiliates on the Statement of Financial Condition.

Notes to Statement of Financial Condition
December 31, 2024
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Note 5.   Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications

From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on the Statement of Financial Condition.

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreements with the clearing brokers require the Company to reimburse the clearing brokers for certain losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and margin balances and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

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Note 6.   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital. Rule 15c3-1 requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2024, the Company had regulatory net capital of $7,544,755 which was $7,294,755 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .20 to 1.

Note 7.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including providing securities brokerage to its retail and institutional customers through its clearing brokers, effecting securities transactions via subscriptions on a subscription way basis and identifying potential merger and acquisition opportunities. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constituted a single operating segment and therefore a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 19, 2025, the date the Statement of Financial Condition was issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or recognition in the Statement of Financial Condition as of December 31, 2024.